Filed Pursuant to Rule 433
Registration No. 333-190911-07

Entergy Louisiana, LLC
$325,000,000
Collateral Trust Mortgage Bonds,
3.05% Series due June 1, 2031
Final Terms and Conditions
May 16, 2016

Issuer:	Entergy Louisiana, LLC

Security Type:	Collateral Trust Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A- (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	May 16, 2016

Settlement Date (T+3):	May 19, 2016

Principal Amount:	$325,000,000

Interest Rate:	3.05%

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	December 1, 2016

Final Maturity Date:	June 1, 2031

Optional Redemption Terms:	Make-whole call at any time prior to March 1, 2031 at a discount rate of Treasury plus 25 bps and, thereafter, at par

Benchmark Treasury:	1.625% due May 15, 2026

Spread to Benchmark Treasury:	135 bps

Benchmark Treasury Price:	9827+

Benchmark Treasury Yield:	1.750%

Re-offer Yield:	3.100%

Price to Public:	99.402%

Net Proceeds Before Expenses:	$320,619,000

CUSIP / ISIN:	29364W AX6 / US29364WAX65

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Regions Securities LLC
Mischler Financial Group, Inc.
The Williams Capital Group, L.P.

The following paragraph supersedes and replaces the second paragraph set forth under the caption “Description of the Bonds-Issuance of Collateral Trust Mortgage Bonds” in the preliminary prospectus supplement dated May 16, 2016:
As of March 31, 2016, we could have issued approximately $1,041 million principal amount of Class A Bonds under the ELL Mortgage (as defined in the accompanying prospectus) on the basis of retired bonds, and we had approximately $1,229 million of unfunded property additions, entitling us to issue approximately $983 million principal amount of additional Class A Bonds under the ELL Mortgage on the basis of property additions (in each case, assuming such additional Class A Bonds do not bear interest). As of March 31, 2016, we could have issued approximately $712 million in principal amount of Class A Bonds under the EGSL Mortgage (as defined in the accompanying prospectus) on the basis of available debt retirements, and we had approximately $1,889 million of available net additions, entitling us to issue approximately $1,134 million in principal amount of Class A Bonds under the EGSL Mortgage on the basis of available net additions (in each case, assuming such additional Class A Bonds do not bear interest). As of March 31, 2016, we could have issued approximately $3,870 million in principal amount of collateral trust mortgage bonds on the basis of Class A Bonds. As of March 31, 2016, the Company had approximately $3,876 million principal amount of Class A Bonds outstanding under the ELL Mortgage and approximately $1,617 million principal amount of Class A Bonds outstanding under the EGSL Mortgage.
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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll free at 1-800-854-5674, (ii) Goldman, Sachs & Co. toll-free at 1-866-471-2526, (iii) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or (iv) Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848.